Exhibit 12.1

GreenPoint Financial Corp. and Subsidiaries
Ratios of Earnings to Fixed Charges – Continuing Operations

The Company’s consolidated ratios of earnings to fixed charges – continuing operations for each of the periods indicated are set fourth below:

(In millions)	Quarter Ended										Nine Months Ended September 30,
	Sept. 30, 2003		June 30, 2003		Mar. 31, 2003		Dec. 31, 2002		Sept. 30, 2002
											2003		2002
Income from continuing operations before income taxes	$162		$207		$202		$202		$199		$571		$584

Combined fixed charges:
Interest expense on deposits	56		60		63		68		69		179		220
Interest expense on senior bank notes	—		—		—		—		—		—		5
Interest expense on senior notes	3		1		—		—		—		4		—
Interest expense on subordinated bank notes	4		3		4		4		4		11		11
Interest expense on guaranteed preferred beneficial interest in Company’s junior subordinated debentures	5		4		5		5		5		14		14
Appropriate portion (1/3) of rent expense	3		2		2		2		2		7		6
Total combined fixed charges	$71		$70		$74		$79		$80		$215		$256

Total combined fixed charges (excluding interest expense on deposits)	$15		$10		$11		$11		$11		$36		$36

Earnings before income taxes and combined fixed charges	$233		$277		$276		$281		$279		$786		$840

Ratio of earnings to combined fixed charges (including interest expense on deposits)	3.36	x	3.89	x	3.77	x	3.58	x	3.49	x	3.68	x	3.28	x

Ratio of earnings to combined fixed charges (excluding interest expense on deposits)	13.25	x	19.66	x	20.67	x	20.61	x	19.09	x	17.51	x	17.22	x